Exhibit 99.1

RANDGOLD & EXPLORATION COMPANY LIMITED

(Incorporated in the Republic of South Africa)

(Registration Number 1992/005642/06)

Share code: RNG	ISIN: ZAE000008819 (Suspended)

Nasdaq trading symbol: RANGY (DELISTED)

(“Randgold”)

JCI LIMITED

(Incorporated in the Republic of South Africa)

Registration number 1894/00854/06

Share code: JCD ISIN: ZAE0000039681 (Suspended)

(“JCI”)

JOINT ANNOUNCEMENT BY R&E AND JCI AND RENEWAL OF CAUTIONARY ANNOUNCEMENTS

On 7 April 2006 R&E and JCI concluded a written agreement to enter into a mediation process aimed at resolving the claims of the respective companies and their subsidiary and associated companies.

Pursuant to that process, JCI has, for purposes of the mediation, determined not to make any claims against R&E. Also pursuant to that process, R&E, after taking legal advice, has formulated several claims against JCI and its subsidiary and associated companies. Some of these claims are framed on alternative bases, taking the highest bases, those claims total R5 billion. That amount exceeds the provision therefore of R1.132 billion made in the estimates of the consolidated net asset values of R&E and JCI as at 31 December 2005 and 31 March 2006 respectively, as well as the estimated consolidated net asset value of JCI as at 31 March 2006, (before making any provision of the R&E claims), of R1.942 billion.

JCI has taken legal advice in regard to the R&E claims, and based on that advice contends that on several grounds that JCI has no liability on the part of JCI in respect of the R&E claims as submitted.

The mediation process is continuing and R&E and JCI shareholders will in due course be advised of the Mediators’ recommendations, and asked to vote on the acceptability or otherwise of any proposed settlement that may flow from them. As previously announced the mediation panel consists of Adv. Schalk Burger SC, Mr Charles Nupen, and Professor Harvey Weiner.

Should the Mediators’ recommendation be rejected by the shareholders of either JCI or R&E in terms of the process, the parties have agreed to enter into arbitration in order to resolve the disputed issues.

FURTHER RENEWAL OF CAUTIONARY ANNOUNCEMENTS

R&E and JCI shareholders are advised to continue to exercise caution when trading in their shares over-the-counter.

12 September 2006

Johannesburg

Sponsor

Sasfin Capital

A division of Sasfin Bank Limited